Exhibits 5.1 and 23.2

OPINION OF DAVIS POLK & WARDWELL LLP

March 9, 2012

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774

Ladies and Gentlemen:

We have acted as special counsel for Marsh & McLennan Companies, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offering of $250 million aggregate principal amount of its 2.30% Senior Notes due 2017 (the“Debt Securities”) pursuant to the Company’s shelf registration statement (the “Registration Statement”) on Form S-3 (File No. 333-161797), a prospectus supplement dated March 7, 2012 (including the related prospectus dated September 8, 2009) and a free writing prospectus dated March 7, 2012 relating to the Debt Securities.  The Debt Securities are to be issued pursuant to the provisions of an indenture dated as of July 15, 2011 (the “Base Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented hereto and by the second supplemental indenture dated as of March 12, 2012 (the “Second Supplemental Indenture”, and the Base Indenture as supplemented hereto and by the First Supplemental Indenture, the “Indenture”) between the Company and the Trustee.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, we advise you that, in our opinion, the Debt Securities, when authenticated by the Trustee in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters (as defined below) pursuant to the Underwriting Agreement dated March 7, 2012 among the Company and the underwriters named therein (the “Underwriters”), will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

In connection with the opinions expressed above, we have assumed that, at or prior to the time of the delivery of any such security, the Base Indenture, the Second Supplemental Indenture and the Debt Securities shall be valid, binding and enforceable agreements of the Trustee.

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and further consent to the reference to our name under the caption “Validity of the Securities” in the prospectus dated September 8, 2009, which is a part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter.  This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,
/s/ Davis Polk & Wardwell LLP